Exhibit 99.1

Mountain Province Diamonds Closes Term Loan Facility to Fund Gahcho Kué to Commercial Production

Shares Issued and Outstanding: 158,966,333
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, April 7, 2015 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) is pleased to announce that the Company has closed the previously announced US$370M term loan facility (the "Facility") with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd., and including ING Capital LLC, Export Development Canada and the Bank of Montreal. The maximum term of the Facility is seven years and the interest rate is US$ LIBOR plus 5.5 percent.

Closing of the Facility completes the Company's anticipated funding requirements for the balance of the capital and working capital required for the construction and commissioning of the Gahcho Kué diamond mine and to achieve planned commercial production. Continuing drawdown against the Facility and its maintenance is dependent, from time to time, upon the satisfaction or waiver of certain conditions.

Mountain Province is also pleased to announce that all deliveries of equipment and supplies planned for the 2015 ice road were completed on schedule at the end of March 2015. This clears the way for the completion of major construction of the Gahcho Kué diamond mine. The overall mine development remains on schedule and within budget with first production expected in H2 2016.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest and richest new diamond mine.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

The Gahcho Kué diamond mine is expected to produce an average of 4.5 million carats a year over a 12 year mine life.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 2315, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 12:55e 07-APR-15